UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

R. Randall Rollins

2170 Piedmont Road, N.E., Atlanta, GA  30324

(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

(1)	Name of Reporting Persons. I.R.S. Identification No. of Above Person (Entities Only) R. Randall Rollins

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,131,500

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 2,131,500

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,500

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 10.4%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

This filing is being made to disclose the termination of the previously disclosed Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy, disclose the entry into a voting agreement between the Reporting Person and Twin River Worldwide Holdings, Inc., and update holdings and percentages previously disclosed.  Other than Items 4 through 7 below, there have been no changes to the other Items of this Schedule from the prior filings.

Item 4.	Purpose of Transaction

As previously reported in Mr. Rollins Schedule 13D, on September 28, 2010, Mr. Rollins and Mr. Henry B. Tippie (“Mr. Tippie”), the Company’s Chairman of the Board, entered into a Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (“Amended Agreement”) pursuant to which Mr. Rollins granted to Mr. Tippie the right to vote a total of 1,500,000 shares of Class A Common Stock owned by Mr. Rollins.  Mr. Rollins is also the beneficial owner of additional shares of Class A Common Stock which are not subject to the Amended Agreement.  The Company is not a party to the Amended Agreement.

Effective July 20, 2018, Mr. Rollins and Mr. Tippie agreed to terminate the Amended Agreement.  Their agreement to terminate is attached hereto as Exhibit A.

The Company has entered into a Transaction Agreement, dated as of July 22, 2018, with Twin River Worldwide Holdings, Inc. (“Twin River”) whereby it will merge into a subsidiary of Twin River.  In connection with the merger and the entry into the Transaction Agreement, all of the Company’s directors and executive officers, including Mr. Rollins, entered into a voting agreement with Twin River pursuant to which, subject to the terms and conditions set forth therein, they agree to vote in favor of the merger. The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is attached hereto as Exhibit B and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)           Amount beneficially owned: 2,131,500.  Mr. Rollins beneficially owns 2,131,500 shares of Class A Common Stock or 10.4% of the shares of Common Stock currently outstanding (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by Mr. Rollins).

(b)           Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None, except as disclosed in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

The following is attached to this filing:

Exhibit A:	Agreement to Terminate the Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy between Henry B. Tippie and R. Randall Rollins dated July 20, 2018.

Exhibit B:	Voting Agreement, dated as of July 22, 2018, by and among Twin River Worldwide Holdings, Inc. and the directors and executive officers of Dover Downs Gaming & Entertainment, Inc.

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2018	/s/ R. Randall Rollins
R. Randall Rollins

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

EXHIBIT A TO SCHEDULE 13D

AGREEMENT TO TERMINATE

THIRD AMENDED AND RESTATED STOCKHOLDERS VOTING AGREEMENT

AND IRREVOCABLE PROXY

Henry B. Tippie (“Tippie”) and R. Randall Rollins (“Rollins”) (Tippie and Rollins being collectively referred to as the “Stockholders”) agree to terminate effective July 20, 2018 (“Effective Date”) the Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy made by and between the Stockholders on September 28, 2010.

IN WITNESS WHEREOF, the Stockholders have executed this agreement as of the Effective Date.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ R. Randall Rollins
R. Randall Rollins

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

EXHIBIT B TO SCHEDULE 13D

VOTING AGREEMENT

The Voting Agreement, dated as of July 22, 2018, by and among Twin River Worldwide Holdings, Inc. and the directors and executive officers of Dover Downs Gaming & Entertainment, Inc., is incorporated herein by reference to the full text of the Voting Agreement in Exhibit 99.3 of the Form 8-K filed by Company on July 23, 2018.